SES

Château de Betzdorf

L-6815 Betzdorf

Grand Duchy of Luxembourg

+ 352 710-725-1

November 8, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	SES Draft Registration Statement on Form F-4 Representation under Item 8.A.4 of Form 20-F (“Item 8.A.4”)

To Whom It May Concern:

SES, a foreign private issuer organized under the laws of the Grand Duchy of Luxembourg (the “Company”), is making this representation in connection with the Company’s confidential submission on the date hereof of its draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to its acquisition of the Intelsat Group as contemplated by the Share Purchase Agreement dated April 30, 2024, by and between SES and Intelsat S.A. (“Intelsat”).

The Company has included in the Draft Registration Statement the audited consolidated financial statements for the year ended December 31, 2023 and 2022 of SES and Intelsat. The Company has omitted from the Draft Registration Statement SES and Intelsat’s consolidated financial statements as of and for the year ended December 31, 2021 and the unaudited interim financial statements of SES and Intelsat as of September 30, 2024 and for each of the nine-month periods ended September 30, 2024 and 2023, as it reasonably expects that the omitted financial information will not be required at the time when the Draft Registration Statement is first publicly filed.

The Company will amend the Draft Registration Statement before it is publicly filed to include all financial statements required by Item 8.A.4 (i.e., audited consolidated financial statements of each of SES and Intelsat as of December 31, 2024).

Very truly yours,

SES

By:	/s/ Sandeep Jalan
Name:	Sandeep Jalan
Title:	Chief Financial Officer